United States securities and exchange commission logo





                              August 6, 2020

       Ernesto W. Letiziano
       President and Director
       Signet International Holdings, Inc.
       205 Worth Avenue, Suite
       Palm Beach, FL 33480

                                                        Re: Signet
International Holdings, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed July 14, 2020
                                                            File No. 000-51185

       Dear Mr. Letiziano:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10

       Business, page 1

   1. Please revise to clarify the options agreements appear to grant you the right to negotiate a licensing agreement for
the underlying technologies, but it does not appear the
                                                        Universities are
obligated to consummate a licensing agreement with you. Further, please clarify that the option
agreements do not set forth any terms that would eventually be negotiated in a future
licensing agreement, such as royalty percentages, minimum
                                                        royalties, duration, or
funding requirements. Also, please disclose the amount of
                                                        consideration you paid
for each option agreement.
   2. You disclose on page 1 that, with respect to the two options that have expired, you have been verbally advised
that you maintain the right to extend the options. On page 2, you disclose that you renew
expiring options for no consideration. We are unable to find any provisions in any of
the option agreements that permit renewals or extensions, except
 Ernesto W. Letiziano
Signet International Holdings, Inc.
August 6, 2020
Page 2
         when the option is exercised and there is a period in which to negotiate a license. Please advise.
Battery Technology, page 3

3. Disclose whether you intend to exercise the option or enter into a new option agreement.
Graphene, page 4

4. You disclose that the six month option agreement for the graphene technology expired.
         As the option would have expired in May 2019, explain how the option expired as "a result of COVID-19 delays" and what you mean by your statement that "we are in continued negotiations with the university." If you have no rights to the graphene technology, clarify why and how you are "developing applications for a unique de-icing application of graphene for use in the airline industry." Also explain your reference to an agreement between Signet Graphene Technologies, Inc. and Florida International
         University   s Department of Mechanical and Materials Engineering to
develop and market
         the new product. File any such agreement as an exhibit.
Plan of Operations, page 6

5. In this section you refer to your intellectual property, your technologies and your products. Please clarify that you do not own or have rights to any intellectual property or technologies and you have no products. Rather, you only have the right under limited term option agreements with certain universities to negotiate licensing agreements for the underlying technologies, which the universities are not obligated to do.
Description of Registrant's Securities To Be Registered, page 15

6. We are unable to locate the designation of the Series A Super Preferred Stock in your certificate of incorporation filed as Exhibits 3.1 and 3.3. Please advise.
Recent Sale of Unregistered Securities, page 15

7. Please provide the disclosure required by Item 701 of Regulation S-K regarding the sales of unregistered securities for the past three years. If you provided the information elsewhere, you may cross-reference to that disclosure if it contains all the disclosure required by Item 701 of Regulation S-K.
Exhibits

8. We note that you filed your option agreements, Exhibits 10.1 to 10.7, in an improper
FirstName LastNameErnesto W. Letiziano
       electronic format. Please refile these agreements in a proper electronic format (i.e. ASCII,
Comapany
       HTML,NameSignet   International
                etc.) where            Holdings,
                            the characters are in aInc.
                                                    searchable format. Please
refer to Items 102
Augustand   301 of
        6, 2020    Regulation
                 Page  2       S-T and the EDGAR Filer Manual for further
guidance.
FirstName LastName
 Ernesto W. Letiziano
FirstName   LastNameErnesto
                     Holdings,W. Letiziano
Signet International          Inc.
Comapany
August      NameSignet International Holdings, Inc.
        6, 2020
August
Page 3 6, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William Robinson Eilers, Esq.